September 13, 2018

John A. Labate
Chief Financial Officer
GOLD RESOURCE CORPORATION
2886 Carriage Manor Point
Colorado Springs, Colorado 80906

       Re: GOLD RESOURCE CORPORATION
           FORM 10-K
           Filed March 8, 2018
           File No. 001-34857

Dear Mr. Labate:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining